Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO RELEASE FOURTH
QUARTER AND YEAR-END EARNINGS

TORONTO, January 13, 2003- Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its fourth quarter and year-end earnings on January 30, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be FHR’s Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, President and Chief Operating Officer, and M. Jerry Patava, Executive Vice President and Chief Financial Officer.

Investors are invited to access the call by dialing 416-641-6452 or 1-877-871-4107. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on January 30, 2003 through to 3:30 p.m. on February 6, 2003. To access the recording please dial 1-800-633-8284 and use the reservation number 21098439.

A live audio webcast of this conference call will be available via FHR’s investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 81 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 1-866-627-0642 Email: investor@fairmont.com Website: www.fairmont.com